

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via-Email
David Platt
Chief Executive Officer
Boston Therapeutics, Inc.
1750 Elm Street, Suite 103
Manchester, NH 03104

> **Re: Boston Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed June 20, 2013**
> **File No. 000-54586**

Dear Dr. Platt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director